Filed Pursuant to Rule 433
Registration No. 333-169315-01

Entergy Louisiana, LLC

$325,000,000

First Mortgage Bonds,

4.05% Series due September 1, 2023

Final Terms and Conditions

August 19, 2013

Issuer:	Entergy Louisiana, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	August 19, 2013

Settlement Date (T+4):	August 23, 2013

Principal Amount:	$325,000,000

Coupon:	4.05%

Coupon Payment Dates:	March 1 and September 1 of each year

First Payment Date:	March 1, 2014

Final Maturity Date:	September 1, 2023

Optional Redemption Terms:	Make-whole call at any time prior to June 1, 2023 at a discount rate of Treasury plus 20 bps and, thereafter, at par

UST Benchmark:	2.50% due August 15, 2023

Spread to UST Benchmark:	+120 bps

Treasury Price:	96-21

Treasury Yield:	2.888%

Re-offer Yield:	4.088%

Issue Price to Public:	99.689%

Net Proceeds Before Expenses:	$321,876,750

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.

Co-Managers:	Regions Securities LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.

CUSIP / ISIN:	29364W AS7 / US29364WAS70

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iii) Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848 or (iv) Mizuho Securities USA Inc. toll free at 1-866-271-7403.